 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 is a notice of an extraordinary general meeting (the “Extraordinary General Meeting”, or “EGM”) of shareholders of the Company (the “Shareholders”) (the “Notice”) and a proxy card (the “Proxy Card”), respectively, of Paranovus Entertainment Technology Limited (the “Company”) relating to the Company’s Extraordinary General Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Extraordinary General Meeting of Shareholders. Copies of Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings, free of charge, from the Company’s website at https://pavs.ai/, or by writing to us at 250 Park Avenue, 7th Floor, New York, NY 10177.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Shareholders of the Company in connection with the Extraordinary General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: January 22, 2026	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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